Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: March 14, 2006

MITTAL

Mittal Steel Americas
"Leveraging leadership"

14 - 15 March 2006

Investor Day, Chicago

Disclaimer

MITTAL

No Offer

No offer to exchange or purchase any Arcelor shares will be made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company will file important documents with the United States Securities and Exchange Commission (SEC), including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents when they become available because they will contain important information. Investors and Arcelor security holders may obtain copies of the documents, when available, free of charge on the SEC's website at www.sec.gov, as well as from Mittal Steel on its website at www.mittalsteel.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor's securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Netherlands Authority for the Financial Markets in the Netherlands and the SEC made or to be made by Mittal Steel, including on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Agenda

MITTAL

- History and overview
- USA flat products - Leveraging market and technological leadership
- Long products Americas - Optimizing market scope and minimill technologies
- Lazaro Cardenas - Capturing value-added opportunities from a low-cost base
- Conclusion

Highlights – Mittal Steel Americas

MITTAL

- A leading market position with the world most demanding customers supported by a leading position in R&D and product development
- A rich and diversified product mix in flat (USA), long (Canada, USA and Point Lisas) and semi-finished products (Lazaro Cardenas)
- A world-competitive asset base benefiting from sustained investment for improvement and performance
- Unique, pioneering partnership with employees
- Excellent, innovative record of community service and corporate responsibility
- Outstanding economic performance

Part I

MITTAL

History and overview

The main consolidator of the North American steel industry

MITTAL



Sidbec-Dosco
Stelco
Norambar, Stelfil & Stelwire
Mittal Steel Canada
Jones & Laughlin
Youngstown Sheet & Tube
J&L
Republic
LTV
ISG
Lukens
Alan Wood
Bethlehem
Lukens
Bethlehem
Acme
Mittal Steel USA
National Steel
Weirton Steel
Korf Group
Georgetown
Inland Steel
SIBALSA
Mittal Steel Lazaro Cardenas
Iron & Steel Co. of Trinidad & Tobago
Mittal Steel Point Lisas
Mittal Steel Americas

Exceptional integration capability supported by a strong business model

MITTAL

Lazaro Cardenas (1992)

Production (000mt)



CAGR +11%
393
3,487
1992
2006

Productivity* (base 100 in 1992)



100
264
1992
2006

Inland (1998)

Shipment (000mt)



CAGR +2%
6,200
6,800
1998
2004

Productivity* (base 100 in 1998)



100
180
1998
2004

*tons/employee

The largest and most efficient industrial network in the Americas

MITTAL



Integrated steel making facilities
DRI or Mini-mill steel making facilities
Downstream finishing facilities
Canada
USA
Lazaro Cardenas
Point Lisas
Riverdale Harbor
Indiana Burns Harbor
Cleveland
Steelton
Coatesville
Weirton
Sparrows Point
Georgetown

USA flat products -

Leveraging market and technological leadership

Inland Steel Company – a storied history for Mittal's first US acquisition

MITTAL

1893 — Today

1893:
Inland Steel Company incorporated

1935:
Acquired Joseph T. Ryerson & Son, Inc., the world's largest steel warehouse operation

1975–1980:
Over $1 billion spent in upgrading mining (Minorca Mine) and primary-end operations at Indiana Harbor

1987:
Formed I/N Tek Joint Venture with Nippon Steel Corporation

1989:
Formed I/N Kote Joint Venture with Nippon Steel Corporation

1987–1992:
Over $1 billion spent in building new finishing operations at New Carlisle Works (home of Tek & Kote)

1994-2003:
Almost $1 billion spent to upgrade intermediate operations and refurbish an expanded No. 7 blast furnace at Indiana Harbor Works

1998:
Ispat International N.V. acquired Inland Steel and renamed it Ispat Inland Inc.

2002:
Extended I/N Tek and I/N Kote Joint Ventures through 2021

2005:
Ispat Inland Inc. merged with ISG to form MS USA

2005 acquisition of ISG, the "new model" American steel company …

MITTAL

- **Unique, strategic partnership with the United Steelworkers of America**
  - elimination of legacy obligations; defined-contribution pension program and variable retiree health obligations, depending on company profit
  - "blank-sheet" definition of new contract, with 5 skill-based job classes and flexible work rules, replacing the traditional 33-job-class structure
  - elimination of many supervisory levels; target of > 5 bargaining-unit employees for every 1 salaried
  - deeply participative, business-oriented culture
- **Significant workforce restructuring and cultural revitalization**
  - Entrepreneurial, "minimill" culture
  - Careful selection of new, much reduced workforce at shuttered plants (e.g., 1300 new employees at Cleveland vs. 3700 pre-bankruptcy)
  - Retirement incentives at all acquired plants
  - Recruitment of new managers, frequently from minimill sector
- **Major investments and upgrades:** approximately $400 million in capital investments made in 5 quarters between IPO and Mittal Steel acquisition

…now being successfully integrated

MITTAL

Ingoing situation → *MS USA approach* → *MS USA results*

Ingoing situation

- **28 predecessor metals companies within leadership team (top 50)**
- **6 immediate predecessor companies between ISG and Ispat Inland (Inland, LTV, Acme, Bethlehem, Weirton, Georgetown)**
- **Minimal integrated operating and financial systems at former ISG**
- **Significant differences in compensation and personnel policies and systems**
- **21,000 employees, 19 different sites**

MS USA approach

- **Strong commitment to "best of best" approach**
  - ISG entrepeneurial culture and union partnership
  - MS financial disciplines and purchasing skills
- **Joint leadership; Schorsch direct reports:**
  - 3 ex-ISG
  - 3 ex-Inland
  - 3 from outside
- **Vision of new culture**
  - no dominance of ex-ISG or ex-Inland
  - new culture being defined collectively
- **Ongoing development and implementation of common systems**
  - Personnel (e.g., comp)
  - Planning and scheduling
  - etc.

MS USA results

- **Identified synergies of $250 million, to be captured within first two years**
  - Purchasing $150 mm, through scale and scope
  - $30 million in best-practices sharing in operations
  - $70 million in optimization of product-plant configuration
  - Minimal savings related to headcount reduction
- **$120 million achieved by end of 2005 (8.5 months)**
- **$60 million in one-time scrap inventory reductions achieved in 2005 - $100 million anticipated in 2006 for Iron ore**
- **Additional opportunities being identified; will be captured via continuous improvement at new company**

Leading supplier to the world's most demanding customers …

MITTAL

NISSAN

Ford

Electrolux

TOYOTA

Ball

HONDA

- 50% of projected 2006 volumes provided by long-term contracts (up from 2005)
- Preferred North American supplier of the most demanding applications, e.g., automotive roofs
- Largest North American supplier of ultra-high-strength steels, including sophisticated martensitic grades and safety-critical parts (e.g., bumper stock)
- Largest supplier of exposed automotive sheet in North America
- More than 25% of sales direct to automotive OEMs; grew volumes at all major automotive accounts for 2006
- Pioneer in early-involvement programs with automotive designers; ranked No. 1 in technology by both Ford and GM in 2004 and 2005
- Largest supplier of heat-treated plate in the Americas; sole source of many proprietary grades of armor plate critical to defense requirements
- Largest North American supplier of motor lamination steel

HermanMiller

DAIMLERCHRYSLER

GM

CATERPILLAR

Steelcase

GE imagination at work

…in a wide range of markets …

MITTAL

Flat-rolled sales distribution by major market segment

(Mittal Steel USA 2006 business plan)



Appliance & Other 3%
Packaging 6%
Construction 8%
Pipe & Tube 9%
Automotive 29%
Distribution & Processing 45%

… served by a rich product mix …


Flat-rolled product distribution
(Mittal Steel USA 2006 business plan)
Commodity products 35%
Value-added products 65%
Tin-mill products
6%
Plate
11%
Hot-rolled
34%
Cold-rolled
23%
Glavanized &
Aluminized sheet
26%

… and supported by a distinctive alliance with Nippon Steel

MITTAL

I/NTek

- Start-up in 1990
- 60% owned by MS USA
- State-of-the art continuous pickling and cold rolling facility
- State-of-the-art continuous annealing facility
- Annual capacity of 1.7mm tons
- ~40% of output substrate for I/N Kote



I/N Tek

I/NKote

- Start-up in 1991
- 50% owned
- 2 steel galvanizing lines (1 EG and 1 galvanized/galvanneal)
- Annual capacity of 1.0mm tons

- **Longstanding partnership**
  - partnership formalized in 1989; We believe Tek and Kote are NSC's largest investment outside Japan
  - partnership agreement recently extended through December 2021
  - Ispat Inland (now MS USA) primary financial beneficiary of arrangement (in excess of variable ROIC payments)
- **Technological cooperation**
  - Licenses and technology sharing for advanced high strength steels
  - NSC technical support for substrate-related quality improvements
- **Access to Asian automotive transplants**
  - MS USA leading supplier to fast growing segment in North American automotive market
  - I/N Kote NSC's sole channel for supplying coated products to Japanese transplants in US and Canada

Market leadership supported by strong R&D capabilities …

MITTAL


Process Research
Mittal Steel USA Research & Development
Product Research
Product Applications

Process Research:

- Raw materials
- Ironmaking & steelmaking
- Continuous casting
- Process innovation and Improvement

Product Research:

- Flat rolled products
- Hot rolling through coating
- Product development, improvement
- Process innovation and improvement

Product Applications:

- Identify, define product needs
- Eliminate customer implementation barriers
- Solicit new applications

… reflected in an unmatched breadth in sophisticated automotive steels



Low-strength steels (<180MPa)
High-strength steels
Ultra-high-strength steels (>550MPa)
Conventional high-strength steels
Advanced high-strength steels
IF
Mild
IS
BH
CMn
HSLA
TRIP
DP, CP
MART
Elongation (%)
Yield Strength (MPa)
70
60
50
40
30
20
10
0
0
200
400
600
800
1000
1300

Highly competitive assets

MITTAL

- Four of the seven largest blast furnaces in North America
- Four of the eight North American hot strip mills qualified to produce wide sheet for exposed automotive applications
- Three of the four hot-strip mills in North America using 100% walking-beam technology, necessary for optimal surface quality
- Three of the six continuous cold mills in North America
- Three of the three continuous annealing lines in North America capable of producing high-strength steels for automotive and other demanding applications
- 4 of the 10 3rd generation automotive hot-dip lines in North America
- More than 75% of heat-treating capacity for plate in North America

High level of productivity



809
589
2005 metric tons shipped per employee
2005 revenue per employee ($US 000)

Core values reflected in distinctive union partnership

MITTAL

Principle		Practical execution (example)
• Union participation at all decision-making levels, including company strategy	→	• Strategic Committee of senior leaders from both sides (including International President and MS Chairman)
• Open access to financial information	→	• Local union presidents' participation in plant business-plan reviews
• Joint problem-solving around plant performance challenges	→	• Local union leadership participation in plant daily/weekly operating reviews
• Shop-floor resolution of issues and disputes	→	• < 100 grievances pending currently (vs. > 10,000 typically in "old regime")
• Commitment to self-direction and employee involvement; supervisor as coach/problem-solver rather than policeman	→	• 5.3 union employees for every salaried employee
• Alignment of interests and incentives	→	• Same production bonus formula used for hourly and salaried-production staffs

Safety a joint focus for Mittal Steel USA and the USWA

MITTAL

- Joint recognition of need for breakthrough thinking and results
- Establishment of new process to support existing safety infrastructure
  - Steering Committee established, including CEO and District Director responsible for MS USA
  - Ad-hoc team established, including EVP Operations and shop-floor hourly representatives
  - Process, goals, and schedule established for 2006
- Progress reviewed at Quarterly Partnership Meetings of Plant GMs and union leadership (attendance ± 100)

Safety performance

OSHA recordables (2003 = 100)



107
100
92
69
Jan 06 BLS US steel average
2003 actual
2005 actual
2006 target

Market leadership confirmed by financial results

MITTAL

Cumulative operating profit per net ton ($US), H2 1998 - 2005 *



285
145
75
USS **
AK Steel
Mittal Steel USA***

2005 Operating profit per net ton ($US) *

MS USA ***	53
Dofasco****	52
AK Steel	39
USS **	29

* Excludes extraordinary items in all cases

** Domestic flat products including allocated pension charges former National Steel operations post-acquisition and results of raw material sales

*** Proforma for JV interest expense and share of income attributable to NSCncludes NSC joint-venture results of Ispat Inland; includes former ISG operations post-acquisition

**** Includes QCM mining operation

Source: Company reports and estimates

Mittal Steel USA strategy

MITTAL

MISSION	*Make Mittal Steel the most admired steel institution in North America*
VISION	*The market leader in North America on every dimension that matters*
STRATEGY	*Mittal Steel USA will leverage its **scale**, its **global scope**, its distinctive **people systems**, and its strong **asset base** to be highly cost-competitive across the board while differentiating itself in service-sensitive segments, thus earning superior returns and strengthening our brand*

Organic growth opportunities …

MITTAL



MS USA should grow
Relatively lower
Relatively higher
Current MS USA market share
Construction
Pipe & tube
Appliance & furniture
Automotive
Packaging
Service centers & processors
Less distinctive
More distinctive
MS USA competitive position
MS USA can grow

…supported by ongoing cost reduction

MITTAL



Other
Labor
Parts & supplies
Energy
Raw materials

Average 2005 EBITDA cost per ton

- Ongoing synergy capture
  -- purchasing
  -- operational best practices
  -- logistics optimization
  -- scheduling
  -- etc.
- Reduced capital charges at Nippon joint venture
- Significant energy-conservation projects
- Continuous improvement
  -- yield
  -- R&M efficiency and effectiveness
  -- working ratio and throughput
  -- small, high-return investments
- Fixed-cost absorption through increased throughput

Potential synergies between Arcelor and Mittal Steel USA

MITTAL

- Revenue and margin enhancement through global value proposition for large OEMs
  - Unprecedented dialogue with automotive sector etc.
  - Volume gain and supply-chain partnership
- Scale economies in R&D
  - World leadership across many product categories
  - Amortization of expenditure across substantial volumes
- Cash-flow improvement through elimination of redundant investment programs
- Cost reduction through sharing of best practices for value-added products
- Revenue enhancement through cross-selling opportunities (e.g., MS USA ultra-high strength steels, Arcelor 409 stainless)

Part III

MITTAL

Long products Americas

Optimizing market scope and minimill technologies

Mittal Steel Long Products Americas is the leader in value-added shipments…

MITTAL

Product mix 2005


MS Canada sheet shipments
Rebar 4%
Galvanized 3%
Cold Rolled 8%
Hot Rolled 5%
Pipe & Tube 3%
Rail 7%
Wire 4%
HR Bar 25%
Wire Rod 41%

In 2005, value added products represent ~60% of the 3.6 million tons shipped by Mittal Steel North America

…and has the most diverse product portfolio in North America

MITTAL

- Our production facilities can cover more than 80 percent of the long products mix used in North America
- North American production facilities in close proximity to major long products consuming markets
- Wide acceptance by OEM's and an established supplier of steel for a variety of demanding, safety-critical end-use applications.
- Recognized technical expertise, supported by domestic and overseas R & D facilities.
- Niche products like rail, vacuum degassed ingots and blooms for military and aerospace applications, special sections, SBQ for safety critical transportation components, wire rod for PC strand, tire bead and tire cord.
- Downstream integration (Acufil, Walker Wire, Stelfil and Stelwire) strengthens Mittal Steel's relationship with end-users and positions the company for additional opportunities.

Long Products Americas strategy

MITTAL

MISSION	*Make Mittal Steel the most admired steel institution in North America*
VISION	*First-tier profitability among mini-mills as a differentiated supplier in quality-sensitive markets*
STRATEGY	*Leverage our quality capabilities and global network to grow our position as the preferred supplier of high-quality steels in value-added long-products and related downstream markets, maintaining at all times cost-effective minimill operations*

Performance plan…

MITTAL

Product Mix Improvement	• Engineered Steel (Indiana Harbor) • Rail (Steelton) • Tire cord & Tire bead (Georgetown)
Operational Efficiency	• Cost Reduction • DRI & Billets • KMP
Downstream Integration & Strategic Acquisition	• Norambar (scrap, critical mass… • Wire business (Stelfil, Stelwire…) • Flat (50% Sorevco…) • Bar (cold finisher & OEM, precision processing…) • Other opportunities in N.A. for Wire, Rod & Bar

…built around improved productivity and reduced costs

MITTAL



Other
Labor
Parts & supplies
Energy
Raw materials

Average 2005 EBITDA cost per ton (Excluding DRI)

- Optimize raw material sourcing
  - DRI (Point Lisas to Georgetown and Point Lisas to Canada)
  - Billet (Canada to Georgetown and Ukraine to Georgetown)
- Yield improvement
  - Over 1% with practice changes & equipment reliability
- Reduce Energy consumption
  - 30% with heat recovery on furnaces
  - 10% due to higher production
- Reduce labour cost through automation & capturing of attrition
- Increase volume by capturing growth opportunities with added-value products

Potential synergies between Arcelor and Mittal Steel Long Products Americas

MITTAL

Leaded Billets
Acindar

Wire Rod
Belgo-Mineira

Leaded Bar & Rod
- *Mittal Steel USA*
- *Mittal Canada*

Drawn Wire
- *Walker Wire*
- *Acufil*
- *Stelwire/Stelfil*

MITTAL

Lazaro Cardenas

Capturing value-added opportunities from a low-cost base

Lazaro Cardenas - the world's leading supplier of slabs for plate application

MITTAL

- API Grades X70 and X80
- Pressure Vessels
- Heat Treat
- Armor Grades









Exceptional growth ...

MITTAL

Steel consumption per capita (kg/capita/year)


600
400
200
0
Strong market growth
South America
Mexico
USA
Canada

Lazaro Cardenas slab production (000mt)


CAGR +11%
898
3,497
1992
2005

… through upgrading product mix, geographical repositioning…

MITTAL

Product mix

1992


Value added
4.2%
Line pipe
0.7%
Commercial
95.2%

2005


Value added
16.7%
Commercial
35.2%
Line pipe &
OCTG
37.3%
Automotive
10.8%

Geographic


USA
13.1%
Europe
24.2%
Asia
62.6%


Mexico
29.3%
USA
54.1%
Asia
3.4%
Europe
13.2%

…and significant and sustained investments

MITTAL



Total investment of USD930m
•Phase III
• Oxygen Plant (2005)
•RH-TL Vacuum degassing (2004)
•Simultaneous operation of 4 EAF (2004)
•Phase II
•Melts Shop modernization
• Environmental projects
•Phase I
• Midrex plant (1996)
•Pellet Plant (1995)
•1992-1996
•1997- 2003
•2004 - ONWARDS

An impressive achievement in profitability

MITTAL



Lazaro Cardenas EBITDA
($ millions)
700
600
500
400
300
200
100
0
CAGR +49%
1992
2005

Lazaro Cardenas strategy

MITTAL

MISSION	*Make Mittal Steel the most admired steel institution in North America*
VISION	*The world's most reliable, most preferred slab supplier, with sustained high margins over the cycle through value addition, cost cutting and iron ore self sufficiency*
STRATEGY	*Leverage our outstanding assets and proven operating capabilities to continue penetrating new, ever more demanding applications while meeting the strategic challenges of securing our low-cost base in raw materials and energy efficiency and while actively exploring diversification into downstream markets*

Investment plan…

MITTAL

Investment	Comments
Mines (Volcan / Miriam Faraon)	▪ Substitution of high cost purchased ore ▪ Self sufficiency in iron ore
CO2 Absorption	▪ Reduction in Energy consumption ▪ DRI production increase by 800 Tonnes per day
Port Addl. Berth & Crane	▪ Capability to handle increased volumes ▪ Faster discharge of material ▪ Reduction in demurrage expenses
Desulphurisation-Midrex	▪ Usage of pellets with higher sulphur content
Split Rolls for Casters	▪ Improvement in quality of slabs ▪ Customer satisfaction
Continuous improvement	▪ Annual saving
Environment/ Safety	▪ Compliance
IT	▪ Automation/ SAP

… now focused on cost reduction

MITTAL


Other
Labor
Parts & supplies
Energy
Raw materials
Average 2005 EBITDA cost per ton

Energy:

- **CO_2 absorption**

  13% Reduction in natural gas consumption by ton of DRI by 2007

  15% Reduction in Electricity consumption by ton of DRI by 2007

Raw materials:

- **Mining Project**

  50% reduction in landed cost of Iron Ore

Potential synergies between Arcelor and Mittal Steel Lazaro Cardenas


API Slabs
Mittal Steel Lazaro Cardenas
Plate
Mittal USA Burns Harbor
Berg Pipe USA
Europipe


Arcelor
51%
Dillinger
50%
Salzgitter
50%
Europipe


IF-Strip
API - Heat Treated
Arcelor Brasil - CST
Mittal Steel Lazaro Cardenas

Part V

MITTAL

Conclusion

Mittal Steel Americas

MITTAL

- A tradition of best-in-class performance
- Highly innovative and competitive labor relations and culture
- An outstanding customer base – comparable in every way to that enjoyed by Arcelor in Europe
- A well-deserved reputation for quality and product development
- Strong assets, with more than adequate internal cash generation to support both sustaining and strategic investments
- Outstanding profit-improvement and growth potential
- Transformational synergies with Arcelor